AZURE CONSTRUCTION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART
FINANCIAL SERVICES

10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Azure Construction, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Azure Construction, Inc., which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Azure Construction, Inc. as of December 31, 2021, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Azure Construction, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Construction Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Azure Construction, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Construction, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

October 26, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	48,606	$	16,662
Acccounts Receivable, net		-		18,765
Due from Related Parties		104,513		-
Total Current Assets		**153,119**		**35,427**
Total Assets	**$**	**153,119**	**$**	**35,427**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	87,430	$	75,069
Billings in excess of costs and estimated earnings		249,114		187,578
Due to Related Parties		-		65,039
Current Portion of Loans and Notes		107,396		23,220
Other Current Liabilities		7,507		249
Total Current Liabilities		**451,447**		**351,155**
Promissory Notes and Loans		440,978		196,880
Total Liabilities		**892,425**		**548,035**
STOCKHOLDERS EQUITY				
Common Stock		8,678		8,678
Retained Earnings/(Accumulated Deficit)		(747,984)		(521,286)
Total Stockholders' Equity		**(739,306)**		**(512,608)**
Total Liabilities and Stockholders' Equity	**$**	**153,119**	**$**	**35,427**

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 3,474,284	$ 1,313,335
Cost of Goods Sold	2,736,647	964,145
Gross profit	737,638	349,189
Operating expenses		
General and Administrative	1,010,863	701,587
Sales and Marketing	16,352	42,684
Total operating expenses	1,027,215	744,271
Operating Income/(Loss)	(289,577)	(395,082)
Interest Expense	43,421	-
Other Loss/(Income)	(106,300)	-
Income/(Loss) before provision for income taxes	(226,698)	(395,082)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (226,698)**	**$ (395,082)**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**2,000,000**	**$ 8,928**	**$ (126,204)**	**$ (117,276)**
Capital Distribution		(250)		(250)
Net Income/(Loss)			(395,082)	(395,082)
Balance—December 31, 2020	**2,000,000**	**$ 8,678**	**$ (521,286)**	**$ (512,608)**
Net Income/(Loss)			(226,698)	(226,698)
Balance—December 31, 2021	**2,000,000**	**$ 8,678**	**$ (747,984)**	**$ (739,306)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(226,698)	$	(395,082)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Bad debt provision		28,426		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(9,661)		11,719
Due from Related Parties		(104,513)		-
Accounts Payable		12,361		21,291
Due to Related Parties		(65,039)		65,039
Construction In Progress		61,536		63,627
Other Current Liabilities		7,258		249
Net cash provided/(used) by operating activities		**(296,330)**		**(233,157)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		-		(250)
Borrowing on Promissory Notes and Loans		328,274		220,100
Net cash provided/(used) by financing activities		**328,274**		**219,850**
Change in Cash		31,944		(13,307)
Cash—beginning of year		16,662		29,969
Cash—end of year	**$**	**48,606**	**$**	**16,662**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	43,421	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Azure Construction, Inc. was incorporated on August 19, 2019, in the state of California. The financial statements of Azure Construction, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Azure Construction, Inc. is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company created reserve in the amount of $28,426 and as of December 31, 2020, the Company determined that no reserve was necessary.

Income Taxes

Azure Construction Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax

bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues by providing construction services to customers, i.e., building residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios.

Cost of sales

Costs of goods sold include the cost of supplies, purchases of material, rent, and the lease of equipment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $16,352 and $42,684, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 26, 2022 , which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	7,507	249
Total Other Current Liabilities	**$ 7,507**	**$ 249**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 2,000,000 shares of Common Stock have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP	$ 95,300	1.00%	2020	2025	$ 953	$ 953	$ 19,060	$ 76,240	$ 95,300	$ 953	$ 953	$ 19,060	$ 76,240	$ 95,300
SBA EDIL	$ 373,000	3.75%	05/23/2020	05/23/2050	$ 14,149	$ 14,149	$ 12,577	$ 364,738	$ 377,315	$ 2,730	$ 2,730	$ 4,160	$ 120,640	$ 124,800
Wall Funding	$ 210,000	no set	06/24/2021	03/31/2022	-	-	$ 51,222	$ -	$ 51,222	$ -	$ -	$ -	$ -	$ -
Bluevine Line of Credit	$ 167,500	-	2021	-	$ 12,891	$ 12,891	$ 24,536	$ -	$ 24,536	$ -	$ -	$ -	$ -	$ -
Total					**$ 27,993**	**$ 27,993**	**$ 107,396**	**$ 440,978**	**$ 548,374**	**$ 3,683**	**$ 3,683**	**$ 23,220**	**$ 196,880**	**$ 220,100**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	107,396
2023		27,406
2024		27,406
2025		27,406
2026		12,158
Thereafter		346,602
Total	**$**	**548,374**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(64,042)	$	(90,586)
Valuation Allowance		64,042		90,586
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(154,628)	$	(90,586)
Valuation Allowance		154,628		90,586
Total Deferred Tax Asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021,

and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had net operating loss ("NOL") carryforwards of approximately $547,355. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021 and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

As of December 31, 2021, the Company had an amount due from related party in the amount of $104,513, which pertains to Avant Plumbing, which came from the business cooperation in 2021. Avant Plumbing is in major ownership of Eidelman Irrevocable Trust, who is also the major owner of Azure Construction, Inc.

As of December 31, 2020, the Company receivables advanced from a related party, Avant Plumbing in the amount of $55,064, and one of the shareholders and CEO, Ross Maguire in the amount of $9,975. There is no contract in place. Both of the advances were paid off during 2021.

There were no other related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 26, 2022, which is the date the financial statements were available to be issued.

In January 2022, the Company reached a new debt agreement with Global Merchant Cash and the total amount of the debt is $353,700, and weekly payments are agreed to $7,368.75.

On March 8, 2022, the credit line from Celtic Bank increased to $100,000 from $75,000.

In 2022, the Company exercised the right to purchase 200,000 shares from one of its shareholders. Also, the Company issued additional 20,000 shares to a major shareholder, Mr. Yuri Eidelman.

On March 28, 2022, a new corporate entity Azure Printed homes, Inc., a Delaware Corporation, was formed. It has the same ownership structure as Azure Construction, Inc. (39.6% by Ross Maguire, 59.4% by Eidelman Irrevocable Trust and 1% by Mr. Yuri Eidelman). Azure Printed Homes owns 100% shares of Azure Construction, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.